

May 21, 2014

<u>Via E-mail</u>
Jayshree Ullal
Chief Executive Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

> **Re: Arista Networks, Inc.
> Amendment No. 2 to Registration Statement on Form S-1
> Filed May 1, 2014
> File No. 333-194899**

Dear Ms. Ullal:

We have reviewed your amended registration statement and response letters dated May 1 and May 16, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated April 25, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>Risk Factors, page 12</u>

1.   We note that your response letter dated May 16, 2014 indicates that your directed share program has been terminated, in part, due to the potential liability under Section 5 of the Securities Act that may result from communications with "certain potential participants" in an attempt to determine their interest to participate in such a program. You disclose on page 146 that the directed share program was for "[y]our related persons." It has been reported, however, that shares in your directed share program were offered to and declined by an editor at Fortune.com in an article available at http://tech.fortune.cnn.com/2014/05/08/yes-were-in-a-tech-bubble-heres-how-i-know-it/. Please revise to describe the April and May 2014 communications that gave rise to your

Section 5 liability concerns, including the nature and scope of the "related persons" offered shares in the directed share program that are unaffiliated with your management, employees and their respective families. Further, please provide us an analysis why you believe these communications were exempt from Section 5 of the Securities Act.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.